Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 13, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jimmy McNamara

Re:	Aditxt, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 26, 2024 File No. 333-276588

Dear Mr. McNamara:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2024 concerning the Company’s Registration Statement on Form S-1 (File No. 333-276588) filed with the Commission on January 25, 2024 (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Merger Agreement with Evofem Biosciences, Inc.

1.	We note your disclosure stating that, on December 11, 2023, you entered into an Agreement and Plan of Merger with Adicure, Inc., a majority owned subsidiary of the Company (“Merger Sub”) and Evofem Biosciences, Inc. (“Evofem”), pursuant to which Merger Sub will be merged into and with Evofem (the “Merger”), with Evofem surviving the Merger as a wholly owned subsidiary of the Company. Please tell us your consideration of including pro forma financial statements, according to the guidance in Rule 11-01(d) of Regulation S-X, and financial statements of Evofem, according to the guidance in Rule 3-05 of Regulation S-X, in your filing. In addition, please tell us your consideration as to whether or not the acquisition of the MDNA assets, as described in your December 31, 2023 and January 9, 2024 Form 8-Ks, would require pro forma information and financial statements to be included in your filing.

Response:

The Company respectfully acknowledges the Staff’s comment and has summarized its consideration of the guidance in Rule 11-01(d) of Regulation S-X and Rule 3-05 of Regulation S-X with respect to the Merger and the acquisition of MDNA assets below..

Rule 11-01(d) of Regulation S-X provides in relevant part that the term “business” should be “evaluated in light of the facts and circumstances involved" and “whether there is sufficient continuity of the entity’s operations prior to and after the transactions such that disclosure of the financial information is material to an understanding of future operations. Rule 3-05 of Regulation S-X requires in relevant part that the filing of separate pre-acquisition historical financial statements is required when the acquisition of a significant business has occurred or is probable.

Merger Agreement with Evofem Biosciences, Inc.

As disclosed under the heading Recent Developments – Merger Agreement with Evofem Biosciences, Inc. on page [7] of the Registration Statement, the closing of the Merger is subject to the satisfaction or waiver of a number of conditions (the “Conditions to Closing”), including but not limited to: (i) approval by our shareholders and the Evofem shareholders of the transactions contemplated by the Merger Agreement; (ii) the registration statement on Form S-4 pursuant to which the shares of our Common Stock issuable in the Merger having been declared effective by the SEC; (iii) all preferred stock of Evofem subject to certain exceptions shall have been converted to Evofem common stock; (iv) Evofem shall have received agreements from all holders of Evofem warrants which provide: (a) waivers with respect to any fundamental transaction, change in control or other similar rights that such warrant holder may have under any such Evofem warrants, and (b) an agreement to such Evofem warrants to exchange such warrants for not more than an aggregate (for all holders of Evofem warrants) of 551 shares of our preferred stock of Evofem; (v) the Company shall have obtained agreements from the holders of certain convertible notes and purchase rights of Evofem to exchange such convertible notes and purchase rights for not more than an aggregate (for all holders of Evofem convertible notes) of 86,153 shares of our preferred stock; and (vi) we shall have received waivers form the holders of certain of our securities which contain prohibitions on variable rate transactions.

In addition, the Merger Agreement may be terminated at any time prior to the consummation of the closing for a variety of reasons by the Company or Evofem, including but not limited to, by Evofem if the Company has not made a loan to Evofem of no less than $3 million prior to January 31, 2024 (the “Evofem Loan”), which date was subsequently extended to February 29, 2024.

Although the Company is working diligently towards satisfying the Conditions to Closing and its other obligations under the Merger Agreement, including but not limited to, making the Evofem Loan, the Company does not deem the closing of the Merger to be probable at this time due to the fact that certain of the Conditions to Closing are beyond the Company’s control. In addition, the Company cannot presently provide any assurance that it will be able to provide the Evofem Loan on or before February 29, 2024.

The Company will provide the pro forma financial statements with respect to the Merger and the required historical financial statements of Evofem once the Merger is probable to occur.

Asset Purchase Agreement with MDNA Life Sciences, Inc.

The Company does not believe that the assets acquired from MDNA Life Sciences, Inc. constitute a business under Rule 3-05 (as set forth in Rule 11-01(d)) nor does the Company believe that the disclosure of pro forma information regarding the assets acquired would be material to investors.

Section 2010.2 of the SEC Financial Reporting Manual further states “A ‘business’ for purposes of Rule 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.” Section 2010.2 further states that the inquiry of whether a business is being acquired requires registrants to consider the following:

●	Whether the nature of the revenue producing activity generally remain the same; or

●	Whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques or trade names remain the same after the acquisition.

The assets acquired primarily consist of certain intellectual property relating to tests for endometriosis and prostate cancer that are currently under development, which are not currently revenue producing. As part of the transaction, the Company did not acquire any facilities, customers, or operating rights. The Note to Section 2010.2 states, “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.” The MDNA assets had no revenue producing activities at or prior to the acquisition.

Acquisition of Certain Assets of Brain Scientific, Inc.

In addition, the Company does not believe that acquisition of certain assets formerly owned by Brain Scientific, Inc. under an assignment for the benefit of creditors constitute a business under Rule 3-05 (as set forth in Rule 11-01(d)) nor does the Company believe that the disclosure of pro forma information regarding the assets acquired would be material to investors. The assets acquired through the assignment for the benefit of creditors include 16 patents covering a portfolio of EEG brain monitoring technologies and devices. The sole assets acquired consist of intellectual property. The Company did not acquire any employees, distribution systems, sales force, customers, or operating rights.

General

2.	Please tell us how you revised your registration statement to provide all disclosure required by Form S-1. For example, please tell us how you satisfied the disclosure requirements of Form S-1 Item 11(b), (c), and (i) and Item 11(l) with respect to the information required by paragraph (e)(4) and Item 407 of regulation S-K, or revise your registration statement as appropriate. We also note the disclosures in your Form 8-Ks filed on January 30, 2024.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to the Registration Statement which is being filed concurrently herewith to satisfy the disclosure requirements of Form S-1 Item 11(b), (c), and (i) and Item 11(l) with respect to the information required by paragraph (e)(4) and Item 407 of regulation S-K. In addition, the Company has updated its disclosure in Amendment No. 2 to the Registration Statement to include disclosure regarding its Form 8-Ks filed on January 30, 2024, February 2, 2024, February 6, 2024 and February 9, 2024.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP
cc: Amro Albanna, CEO